Exhibit 99.1

ParaZero Technologies Ltd. Announces Closing of $7.8 Million Initial Public Offering

KIRYAT ONO, ISRAEL, July 31, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (“ParaZero” or the “Company”) today announced the closing of its initial public offering of 1,950,000 ordinary shares at a price to the public of $4.00 per share. The gross proceeds of the offering, before deducting underwriting discounts and commissions and other offering expenses, were $7.8 million.

In addition, ParaZero has granted Aegis Capital Corp. (“Aegis”) a 45-day option to purchase up to 292,500 additional ordinary shares at the initial price to the public, less underwriting discounts and commissions. If Aegis exercises the option in full, the aggregate proceeds of the base offering and over-allotment are expected to be approximately $9.0 million, before deducting underwriting discounts and commissions and offering expenses.

The net proceeds from the initial public offering are expected to be used for research and development of new technologies as well as existing products, marketing and sales efforts in new territories, to discharge certain indebtedness, for working capital and general corporate purposes and possible future acquisitions.

The ordinary shares began trading on The Nasdaq Capital Market on July 27, 2022, under the symbol “PRZO”.

Aegis Capital Corp. acted as the sole book-running manager for the Offering.

The offering was made only by means of a prospectus. Copies of the final prospectus related to the offering may be obtained from Aegis Capital Corporation, 1345 Avenue of the Americas, 27th Floor, New York, NY 10105, by e-mail at syndicate@aegiscap.comor by telephone at (212) 813-1010.

A registration statement on Form F-1 (No. 333-265178) relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. Copies of the registration statement, as amended, can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ParaZero

ParaZero Technologies Ltd. is an aerospace company that is focused on drone safety systems and engaged in the business of designing, developing, and providing what we believe are best-in-class autonomous parachute safety systems for commercial drones, also known as unmanned aerial systems (“UAS”). ParaZero was founded by a group of aviation professionals, together with veteran drone operators, to address the drone industry’s safety challenges. ParaZero’s goal is to enable the drone industry to realize its greatest potential through increasing safety and mitigating operational risk. ParaZero’s unique, patented technology for drones, the SafeAir system, is designed to protect hardware, people, and payload in the event of an in-flight failure. The SafeAir system is a smart parachute system that monitors UAS flight in real time, identifies critical failures and autonomously triggers a parachute in the event of an emergency.

Forward Looking Statements:

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include the expected gross proceeds from the initial public offering, the use of proceeds from the offering, the expected date for the Company’s ordinary shares to begin trading on the Nasdaq Capital Market and the expected closing date of the offering. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s preliminary prospectus (Registration No. 333-265178), filed with the SEC on July 24, 2023. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Contacts:

Boaz Shetzer, Chief Executive Officer

ir@parazero.com